

Mail Stop 3561

January 29, 2010

By U.S. Mail and facsimile to (440) 808-3301

Andrew J. Rebholz
Executive Vice President, Chief Financial Officer and Treasurer
TravelCenters of America LLC
24601 Center Ridge Road, Suite 200
West Lake, Ohio 44145-5639

> **Re:** **TravelCenters of America LLC**
> **Form 10-K for Fiscal Year Ended December 31, 2008**
> **Filed March 2, 2009**
> **File No. 000-27251**

Dear Mr. Rebholz:

      We have reviewed your response dated January 15, 2010 to our comment letter and have the following additional comments. In each of our comments below, please confirm in writing to us in detail sufficient for an understanding of your disclosure how you intend to comply in future filings by furnishing us your proposed revisions. Please feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

Item 7. Management's Discussion and Analysis of Financial Condition…., page 35

Summary of Contractual Obligations and Commitments, page 53

1. We note your response to comment eight in our letter dated December 9, 2009, and your intent to clarify your disclosure in future filings. Additionally, please clarify whether your future minimum lease payments disclosed in Note 13 on page F-22 includes both operating and capital lease payments.

Financial Statements and Notes

13. Leasing Transactions, page F-24

2. We note your response to comment 10 in our letter dated December 9, 2009 and your characterization of the leasehold improvement reimbursements by Hospitality Trust as a sale. We understand your disclosure about the legal ownership of the leasehold improvements and that you cannot finance or sell the improvements. However, we believe the characterization of the reimbursements as a sale upon funding is not appropriate as you do not give up the risks and rewards of the asset upon funding. As such, please confirm to us that you will remove your characterization of the transaction as a sale in future filings.

Definitive Proxy Statement on Schedule 14A

Compensation Discussion and Analysis, page 19

3. We note your response to comment 15 in our letter dated December 9, 2009. Please clarify whether the compensation consultant's services involved only broad-based non-discriminatory plans or providing information that was not customized for the company, or was customized based on parameters that were not developed by the consultant. If the compensation consultant's services were not limited to these matters, please identify the consultant and provide the information set forth in Item 407(e)(3)(iii) of Regulation S-K.

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Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Scott Stringer, Staff Accountant, at (202) 551-3272 or Andrew Mew, Accounting Branch Chief, at (202) 551-3377 if you have any questions regarding the financial statements and related matters. Please contact Ronald E. Alper, Staff Attorney, at (202) 551-3329, Brigitte Lippmann, Special Counsel, at (202) 551-3713, or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director